CAMBIOR ARIANEGOLD



JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 26, 2003

CAMBIOR INC. AND ARIANE GOLD CORP. TO MERGE TO DEVELOP THE CAMP CAIMAN GOLD PROJECT

The respective Boards of Directors of Cambior Inc. ("Cambior") and Ariane Gold Corp. ("Ariane Gold") unanimously approved a proposed combination of the two companies. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman Gold Project, located in French Guiana, South America.

Business Terms

Under the agreement, Ariane Gold shareholders will receive one Cambior share for each 2.91 Ariane shares. The exchange ratio implies a price of Cdn $1.32 for each Ariane Gold share, based on the closing price of the companies' shares on the Toronto Stock Exchange on September 25, 2003. Upon the successful completion of the transaction, Cambior will issue approximately 16.3 million common shares to the Ariane Gold shareholders. The agreement provides for a break-up fee of Cdn $2.2 million in the event that Ariane Gold terminates the transaction to accept a competing offer.

The merger transaction is subject to the satisfactory negotiation and conclusion of a formal merger agreement which shall include customary provisions and shall provide that:

(a) regulatory approval including consent from the relevant authorities of France, shall have been obtained prior to closing; and

(b) Cambior shall have completed its due diligence review prior to closing.

Subject to the approval of (two thirds of) Ariane Gold shareholders, this merger transaction is scheduled to close during the fourth quarter of 2003.

Camp Caiman Project

Ariane Gold's principal asset is the Camp Caiman gold project. The project is located approximately 45 km Southeast of Cayenne, with access to the site entry road by paved highway. To date, more than 90,500 meters of diamond and reverse circulation drilling has been undertaken. It is estimated that the property has a high potential for the discovery of additional ounces.

The 1.2 million ounces mineable resources outlined to date are summarized in the table below.

Camp Caiman Mineable Resource

	Saprolite/Transition			Rock			Total		
	Tonnes (000)	g Au/t	Ounces	Tonnes (000)	g Au/t	Ounces	Tonnes (000)	g Au/t	Ounces
Measured Resources	5,004	2.8	443,900	2,047	4.0	260,800	7,052	3.1	704,700
Indicated Resources	2,686	2.0	176,600	703	4.2	94,500	3,389	2.5	271,100
Total Measured and Indicated	7,690	2.5	620,500	2,751	4.0	355,200	10,441	2.9	975,700
Inferred Resources	885	2.3	65,600	923	4.0	117,700	1,808	3.2	183,300

Note: 95% mining recovery has been applied; ultimate pits from each run pertain to maximum cashflow; Cut-off grades applied for ore calculation – Saprolite 0.8 g/t, Transition 1.0 g/t, Sulfide 1.6 g/t

A preliminary assessment study has indicated the potential for an open pit mining operation averaging 96,000 ounces of gold *per annum* over a 10 year period.

Cambior intends to continue an exploration program to increase mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year. It is anticipated that the project could commence production in 2007.

Recent meetings with French Government authorities have indicated strong support for the project.

The technical report on resource estimation and the preliminary assessment were filed by Ariane Gold Corp. on June 30, 2003 and August 7, 2003 respectively with the Canadian Securities Commission in accordance with National Instrument 43-101 and are available on the Sedar website (www.sedar.com).

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The acquisition of the Camp Caiman Gold Project is consistent with our growth strategy and provides an excellent opportunity for the Company to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. We look forward to welcoming Ariane shareholders to our shareholder base".

James Crombie, Ariane Gold's President and Chief Executive Officer, stated: "We are delighted to announce this transaction. We are very enthusiastic with this business combination and we welcome Cambior to the Camp Caiman Project and gain the benefit from their expertise and the liquidity of their shares in the market place. The terms of the Agreement are beneficial to all Ariane shareholders which have experienced significant positive returns during the past year."

Conference Call

Cambior and Ariane Gold Corp. will host a conference call to discuss this merger transaction on **Monday, September 29, 2003 at 11:00 a.m.** (local time).

Financial analysts are invited to participate in the call by dialling 1-800-404-8949 in North America. Outside of North America, please dial 1-416-641-6654. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior .

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21161836. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX.

Ariane Gold Corp. is a gold exploration company with projects in South America. Ariane's shares trade on the Toronto Stock Exchange (TSX) under the symbol "AGD". Additional information and previous press releases can be downloaded from our web site at www.ariane.gold.com.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's

Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the negotiation and the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Ariane Gold and their respective shareholders, Cambior's plans to increase Camp Caiman's resources and perform a feasibility study (with an EIA), the production profile of Camp Caiman, the commercial production timetable and the support expressed by the French Government. Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing and other risks referred to in Cambior's and in Ariane Gold's respective 2002 Annual Information Forms filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

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For additional information, please contact:

CAMBIOR INC.	**ARIANE GOLD CORP.**
Robert LaVallière	James Crombie
Manager – Investor Relations	President & CEO
Tel. : (450) 677-2699	Tel.: (450) 677-2585
Fax : (450) 677-3382	Fax: (450) 677-2601
E-mail: info@cambior.com	James_crombie@arianegold.com
Website: www.cambior.com	Website: www.arianegold.com
PR-2003-36	

APPENDIX A
CAMP CAIMAN PROJECT LOCATION MAP


Atlantic Ocean
Cayenne
RN-2
N
Roura
52°
Kaw
4°30'
Camp Caiman Permits
Régina
Camp Caiman Location Map
0
15
km
Atlantic Ocean
N
ST-LAURENT
IRACOUBO
SINNAMARY
KOUROU
CAYENNE
French Guiana
RÉGINA
SOPHIE
MARIPASOULA
SAÜL
0
100
km